Exhibit 11

LEGALITY OF SECURITIES OPINION

[Letterhead of The Vanguard Group, Inc.]

February 28, 2014

Board of Trustees
Vanguard Index Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Index Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and between the Trust, on behalf of its series, Vanguard 500 Index Fund (“500 Index Fund”), and Vanguard Tax-Managed Funds (“Acquired Fund Trust”), on behalf of its series, Vanguard Tax-Managed Growth and Income Fund (“Growth and Income Fund”), which provides for the reorganization of the Growth and Income Fund with and into the 500 Index Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Growth and Income Fund will be transferred to the 500 Index Fund and the 500 Index Fund will assume all of the liabilities of the Growth and Income Fund. The Trust will then issue Admiral Shares of the 500 Index Fund (“500 Index Fund Shares”) to the Growth and Income Fund and the Growth and Income Fund will distribute these 500 Index Fund Shares to shareholders of the Growth and Income Fund. The net asset value of each Growth and Income Fund’s shareholder account after the Transaction will be the same as the net asset value of such shareholders’ account with the Growth and Income Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and Acquired Fund Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the 500 Index Fund Shares to be issued to shareholders of the Growth and Income Fund pursuant to the Plan, as described above the 500 Index Fund Shares, will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the 500 Index Fund Shares are duly authorized and, when issued by the Trust to the Growth and Income Fund and subsequently distributed to the shareholders of the Growth and Income Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

/s/ Natalie Bej

Natalie Bej Principal Legal Department